EXHIBIT 4.45

Textainer Limited

-and-

Trifleet Leasing (The Netherlands) B.V.

CONTAINER LEASE MANAGEMENT AGREEMENT

Table of contents

1	INTERPRETATION	3

2	EXCLUSIVE APPOINTMENT AND NON-COMPTITION	4

3	DUTIES OF THE MANAGER; WARRANTIES, DISCLAIMERS AND LIMITATIONS	4

4	COMPANY’S OBLIGATIONS	6

5	PARTICIPATION	7

6	DURATION	7

7	TERMINATION	8

8	RENTAL	8

9	FEES	9

10	REVIEW OF CALCULATIONS; INSPECTION AND INFORMATION	9

11	MANUFACTURING FAULTS	9

12	UTILIZATION	10

13	INSURANCE, TOTAL LOSS OR DESTRUCTION	10

14	WARRANTY AND OWNERSHIP	10

15	DEFAULT	10

16	SALE OF TANK CONTAINERS	11

17	CONFIDENTIALLY	12

18	COSTS	12

19	GENERAL	12

20	ASSIGNMENT	13

21	FORCE MAJEURE	13

22	DOMICILIUM AND NOTICES	14

23	ARBITRATION	15

24	GOOD FAITH	15

25	NOTICES	15

26	GOVERNING LAW	15

27	COUNTERPARTS	15

28	EXHIBIT A – REQUIRED LEASE LANGUAGE

CONTAINER LEASE MANAGEMENT AGREEMENT

This Agreement is made on 31 May 2013

BETWEEN:

1	TEXTAINER LIMITED (a company incorporated in accordance with the laws of Bermuda) whose registered office is at 16 Par-La-Ville Road, Hamilton Bermuda, HM 08 (the “Company”); and

2	TRIFLEET LEASING (THE NETHERLANDS) B.V. whose registered office is at Buiten Walevest 15, 3311 AD Dordrecht, the Netherlands (the “Manager”)

referred to, as the case may be, as a “Party” or the “Parties”

Whereas:

(A)	The Company is the owner, representative of owners or lessee of certain tank containers which it wishes to lease or sub-lease to third parties.

(B)	The Company wishes to appoint the Manager as its exclusive lease management agent in relation to The Containers (as defined below) on the terms and subject to the conditions set out below.

(C)	The Manager is willing to accept the appointment on those terms and conditions.

1	INTERPRETATION

In this agreement –

1.1	Clause headings are for convenience and shall not be used in its interpretation;

1.2	Unless the context clearly indicates a contrary intention –

1.2.1	An expression which denotes –

1.2.1.1	Any gender includes the other genders;

1.2.1.2	A natural person includes an artificial person and vice versa;

1.2.1.3	The singular includes the plural and vice versa;

1.2.2	The following expressions shall bear the meanings assigned to them below and cognate expressions bear corresponding meanings-

1.2.2.1	“container” means a twenty (20) foot tank container for the transport and/or storage of liquids or gases

1.2.2.2	A reference to the Company, to the Manager or to the Parties shall be deemed to also include a reference to group companies as defined in article 24b of Book 2 of the Dutch Civil Code (“Group Companies”) if and to the extent that these group companies are their Group Companies, even if in some other Clauses of this Agreement such reference to Group Companies is expressly made, and the Parties shall cause their Group Companies to fully and unconditionally respect all terms and conditions of this Agreement as if this Agreement had been concluded by these Group companies themselves;

1.2.2.3	“Commencement Date” means the date of commencement of this Agreement, in regard to each of The Containers determined in accordance with Clause 6;

1.2.2.4	“The Containers” means any and all tank containers as defined in Clause 1.2.2.1 and any additional containers as the Parties may agree upon in writing and (i) which are on the date hereof and/or in the future will be owned, leased or managed by the Company and/or its Group Companies; or (ii) that have been taken into management for the Company by the Manager in accordance with Clause 5;

1.2.2.5	“Container Cost” means with respect to each of The Containers, its cost in US Dollars (or any other currency agreed on by the Parties), as agreed by the Parties in writing on or before the Commencement Date of The Container or, failing such agreement, the purchase price of The Container (delivered in depot) in US Dollars (or any other currency agreed on by the parties), which would have been payable by the Manager had the Manager purchased The Container from the manufacturer thereof;

1.2.2.6	“Signature Date” means the date of signature hereto by the last of the signatories.

1.2.2.8	“Encumbrances” means any mortgage, charge, pledge, lien, option, restriction, right of first refusal, third party right or interest or any other encumbrance or security interest of any kind and any other type of preferential arrangement (including, but not limited to title, transfer and retention arrangements) having a similar effect;

1.2.2.9	“Month” means a calendar month period.

1.2.3	Unless the context otherwise requires, a reference to a clause or schedule is a reference to a clause of or schedule to this Agreement.

1.3	The schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and references to this Agreement include the schedules.

2	EXCLUSIVE APPOINTMENT AND NON-COMPETITION

2.1

The Company hereby exclusively appoints the Manager for the management, operation, leasing, (sub)letting and promotion of any containers as defined in Clause 1.2.2.1, that are managed, operated, owned, leased, (sub)let or promoted by the Company or by its Group Companies throughout the world (the “Business”). This exclusive appointment of the Manager for providing the services respectively managing the Business as described herein, is made on the basis that The Containers are managed upon the terms and conditions of and subject to the limitations specified in this Agreement. It is a material term of this Agreement that, for the purpose of providing the services respectively managing the Business, the Manager, shall: i) enter into, administer and terminate agreements of lease in terms whereof The Containers are let to reputable producers of chemical and pharmaceutical products, gases or foodstuffs, shipping lines, operators or other person or companies which have an interest in transporting goods by container (provided that the lessees are companies that have been evaluated and approved in accordance with the Manager’s credit procedures) on the basis that the Manager shall use its reasonable endeavors to maximize the returns under such lease agreements; ii) sell, transfer or otherwise dispose of The Containers; iii) collect monies and make disbursements on behalf of the Company with respect to The Containers; iv) perform the duties to be performed by the Manager hereunder, including, without limitation, those under Clause 3 hereof.

2.2	In providing such services respectively managing the Business or otherwise, the Manager shall not, without the prior written consent of the Company, enter into any transaction or conclude any agreements or other arrangements of any nature with any third party in respect of The Containers which creates rights and obligations which are not normally created between persons in the industry dealing at arms’ length.

2.3	The Company hereby agrees not to disturb the Manager’s quiet enjoyment of The Containers during the term of this Agreement.

2.4	The Company hereby represents and warrants that as on the Signature Date neither the Company nor any of its Group Companies are either directly or indirectly engaged in and/or in any manner involved in and/or active in any Business, and/or have contracts or agreements pertaining to or in relation with any Business with any persons, companies or businesses that are either directly or indirectly engaged in and/or in any manner involved in and/or active in a Business.

2.5	The Company hereby furthermore agrees that, for the duration of this Agreement and for a period no shorter than 1 (one) calendar years following the date on which this Agreement has legally terminated, the Company shall abstain and/or, for the avoidance of doubt, cause any of the Group Companies to abstain from either directly or indirectly:

i)	competing, in the widest sense of the word, with the Manager in connection with the Business;

ii)	being engaged in and/or in any manner be involved in and/or be active in the Business; or

iii)	having contracts or agreements pertaining to or in relation with any Business with any persons, companies or businesses that are directly or through their Group Companies competing with the Manager in the Business,

Provided however that the limitations of this Clause 2.5 shall not apply if (i) the Manager transfers or assigns its rights and obligations under this Agreement pursuant to Clause 20 without the consent of the Company, in which case the restrictions of this Clause 2.5 shall terminate on the effective date of such assignment, (ii) this Agreement is terminated pursuant to Clause 7 or Clause 15 with the limitations of this clause terminating in full at the earliest date the termination is effective for any of The Containers, or (iii) the Company or any if its Group Companies acquires whether by merger, stock purchase, or asset acquisition (a) any entity engaged in the Business that owns or manages directly or through any Group Companies containers as defined in Clause 1.2.2.1 hereof with a fair market value in excess of $200 million, or (b) any entity named in Schedule 2.5 to this Agreement. Provided further, that with respect to any transaction excluded from Clause 2.5 by virtue of either (a) or (b) in the foregoing sentence, following the completion of such transaction, the Company shall be permitted to operate the acquired entity’s Business in a manner consistent with the historical operation and growth rate of such Business, but the restrictions noted in Clause 2.5 shall still apply to the Company’s Business activities excluding the acquired entity. The Company and Manager both recognize that the operation and interpretation of Clause 2.5 are subject to the obligation of good faith set forth in Clause 24 of this Agreement.

2.6	The duties of the Parties under this Agreement will be limited to those expressly set forth in this Agreement and/or those that are required by the good faith, as further referred to in Clause 24 hereof, with which this Agreement is to be exercised. A Party will not have to the other Party any fiduciary or other implied duties or obligations than specified in this Agreement.

2.7	It is agreed between the Parties hereto that the Manager may provide services (whether similar or dissimilar) directly or indirectly to any other persons, companies or businesses or on behalf of any such other persons, companies or businesses, or own, manage and transact in containers or other property for its own account.

2.8	Subject to the provisions of and restrictions specified in this Agreement, the Manager may without prior reference to the Company enter into contracts for the lease of The Containers on behalf of the Company but in the name of the Manager. The Manager shall not be required to disclose to any lessee the interest of the Company in and to any of The Containers or whether the Manager may be acting as principal, agent or otherwise.

2.9	All of the functions, duties and services shall be performed by the Manager as an independent contractor and not as agent of the Company except to the limited extent set forth in this Agreement. The Manager does not have the authority to act as formal agent or representative of the Company and the Manager, in its capacity as such, does not, except as permitted in this Agreement, have the authority to bind the Company or its assets.

2.10	The Manager and the Company expressly recognize and acknowledge that this Agreement does not create a partnership, joint venture or other entity among the Company, the Manager and/or any other person, and is intended only to set forth the terms and conditions of the matters specifically contained herein.

3	DUTIES OF THE MANAGER; WARRANTIES, DISCLAIMERS AND LIMITATIONS

3.1	The Manager shall perform the following duties during the term of this Agreement -

3.1.1	take delivery of The Containers from or on behalf of the Company at locations agreed upon by the Parties;

3.1.2	for an additional technical fee that shall be equal to the percentage of the Container Cost (or as otherwise agreed upon from time to time between the parties) set forth in Schedule 3.1.2 (the “Owners’ Technical Fee”), assist the Company with assessing the technical specifications and procurement of The Containers when purchased new from manufacturers and inspect or arrange for the inspection of The Containers as soon as practicable following delivery into management to ensure that they are in good leasable condition;

3.1.3	take reasonable and customary steps as may be required to provide for the lease of The Containers under short, medium and long term leases on such terms and conditions as it may deem satisfactory, in its sole discretion, including evaluating the creditworthiness of the lessees, acting to ensure compliance by the lessees with the lease terms, exercising rights as lessor as needed to institute legal proceedings and/or engage in locating, repossessing and recovering The Containers from delinquent and defaulted lessees. In doing so, the Manager shall follow such credit policies with respect to the leasing of The Containers as it follows from time to time with respect to all containers managed by it and, subject to such credit policies, the Manager may, in its sole discretion (i) determine and approve the creditworthiness of any Lessee (but the Manager makes no representation and warranty to the Company or any other person as to the solvency or financial stability of any lessee or the ability of any lessee to pay rent), (ii) determine that any amount due from any lessee is not collectible, (iii) institute and prosecute legal proceedings against a lessee as permitted by applicable law, (iv) terminate or cancel any lease, (v) recover possession of The Containers from any lessee, (vi) settle, compromise or release any proceeding or claim against a lessee in the name of the Manager or, if appropriate, in the name of the Company, or (vii) reinstate any lease;

3.1.4	furnish to the Company on a monthly basis written summary description of The Containers which shall indicate the contractual situation of the Containers from time to time;

3.1.5	affix to and maintain on The Containers all such markings, and maintain The Containers in such manner, as may be necessary or appropriate for the operation of The Containers in marine shipping service;

3.1.6	procure registration of The Containers in accordance with such regulations as may be applicable to the operation of The Containers in marine shipping service;

3.1.7	perform all managerial and administrative functions necessary for the operation and leasing of The Containers to third parties, including -

3.1.7.1	negotiate and document the leasing of The Containers to third parties;

3.1.7.2	maintaining on The Containers an adequate plate or other form of identification so as to identify The Containers as being that of the Manager;

3.1.7.3	keep proper and complete records regarding the letting, operation and location of The Containers;

3.1.7.4	invoice and collect all the rentals and other income (if any) arising from the letting and/or use of The Containers and keep proper accounting and other financial records in respect thereof;

3.1.7.5	pay taxes arising out of the performance by the Manager of its duties in regard to The Containers and file any documents in regard to such taxes;

3.1.7.6	pay all Operating Costs and Expenses related to the Manager’s obligations under this Agreement;

3.1.7.7	pay to the Company the Net Container Revenue which shall be calculated in accordance with Clause 8;

3.1.7.8	maintain as part of Operating Costs and Expense adequate insurance arrangements which accord with the standard practices of lessors in The Container industry. The Manager shall use its reasonable efforts to require that lessees of The Containers and depots insure The Containers against normally insurable risks (including liability and loss and damage), or make other suitable arrangements, while The Containers are under such persons’ or entities’ control with such insurance coverage to a level that is normal and customary in the lessees’ and The Container depots’ industries respectively. The Manager will insure against contingent third party liability with a reputable insurance company with an annual aggregate limit of not less than 10 million US Dollars ($10 million) but allowing for reasonable excess and exclusion clauses as may apply from time to time. At the sole discretion of the Manager and when cover is available in the insurance market at reasonably satisfactory premium and terms, the Manager may also arrange lessee default contingency insurance cover that provides contingent asset insurance for The Containers, loss of rental and other consequential costs following a lessee of the Manager becoming bankrupt or similar. The Manager shall use reasonable endeavors to procure that nothing is done which might violate the insurance policies arranged and produce to the Company sufficient evidence of payment of insurance premiums on request. Copies of all such policies shall be delivered to the Company forthwith after entering into thereof. It being agreed to that the Manager shall have no liability for any loss, damage, recovery cost or other cost or expense whatsoever with respect to a lost or destroyed Container, whether or not covered by insurance;

3.1.8	maintain and repair The Containers and keep The Containers in good repair, condition and working order; and

3.1.9	notify the Company of the loss or destruction of any of The Containers forthwith after the Manager becomes aware of such loss or destruction.

3.2	In performing its duties and obligations pursuant to this Agreement and providing the services described herein, the Manager shall perform its duties on a fair and equitable basis, operate The Containers in accordance with its reasonable business practices and with no less than the same skill and care with which it manages all of the containers owned and managed by the Manager without preference to ownership thereof, and no preference will be afforded to or against The Containers; provided however that during the entire term of this Agreement the Manager shall use reasonable endeavors to operate The Containers at a level of service at least comparable to that generally engaged in by the Manager with respect to the containers owned by or managed by the Manager as of the Signature Date. Subject to the provisions of this Clause 3.2, the Manager shall have absolute discretion as to the manner of performance of its duties and the exercise of its rights under this Agreement. Without limiting the foregoing and for the avoidance of doubt, the Manager does not make and hereby disclaims for the entire duration of this Agreement any express or implied representation or warranty or guarantee regarding any financial performance of The Containers. In the event of a material breach of this Agreement by the Manager, including, for the avoidance of doubt, its Group Companies, and other than for claims arising from gross negligence, willful misconduct or fraud, the liability of the Manager and/or its Group Companies to the Company and/or its Group Companies shall be limited to 10 million US Dollars ($10 million).

3.3	Subject to Clause 17 below, the Manager shall submit to the Company such reports in connection with the Manager’s management of The Containers as may be necessary to keep the Company informed (to the extent usual in the industry) of all activities and dealings in relation to The Containers. Sample forms of the reports the Manager shall provide the Company are attached as Exhibit B to this Agreement.

3.4	It is a material term of this Agreement that the Manager shall be prohibited from the representation to any person, whether expressly, tacitly, ostensibly or otherwise, that it or persons other than the Company’s designees are the owners of The Containers, it being understood that the Manager shall be entitled to place its standard decals on The Containers.

3.5	The Manager indemnifies the Company against all and any losses, costs, liabilities, damages, penalties, expenses (including but not limited to all costs and expenses which the Company may reasonably incur in defending any proceedings) which The Company may incur arising out of or in connection with any claims by any third party against the Company arising out of or in connection with a breach by the Manager of its obligations under this Agreement. Other than for claims arising from gross negligence, willful misconduct or fraud, the liability of the Manager under this Clause 3.5 shall be limited to an annual aggregate of 10 million US Dollars ($10 million) and the insurance the Manager maintains shall have a policy limit of this amount.

3.6	The Manager hereby disclaims any and all express representations or warranties with respect to the condition, merchantability, fitness for any particular purpose or non-infringement of The Containers, the absence of defects, whether or not discoverable, the absence of obligations based on strict liability in tort, or any other representation or warranty whatsoever, whether express or implied or written or oral or arising from course of performance, course of dealing, or usage of trade, including any guarantee regarding any financial performance of The Containers or the lessees.

3.7	In no event and under no circumstances shall either Party be liable to the other Party or any other person under any legal or equitable theory for any incidental, consequential, indirect, exemplary, punitive or special damages of any kind arising out of or related to this Agreement or the subject matter hereof, however caused, including but not limited to any damages for loss of profits, revenue or business under any theory of liability (whether in contract, tort, statute or otherwise), even if such Party has been advised of or should have known of the possibility of such damages and notwithstanding any contrary provision of this Agreement or any failure of essential purpose of any limited remedy or limitation of liability of any kind.

3.8	The Manager will deploy reasonable efforts to comply with acts, rules, regulations, orders, decrees and directions of governmental authorities applicable to The Containers or any part thereof. Additionally, the Manager will provide the language listed in Exhibit A to this Agreement in the leases for The Containers and will endeavor not to lease The Containers to Prohibited Persons (as such term is defined in Exhibit A).

3.9	The Company hereby consents to and agrees that, in performing its duties hereunder, the Manager may further contract with its Group Companies to provide any or all services to be provided by the Manager, provided that: (i) the Manager shall remain primarily liable for all services that its Group Companies have contracted to perform and (ii) any such contract or other arrangements between the Manager and its Group Companies shall terminate with respect to The Containers upon the termination of the Manager in respect of any of The Containers. The Company further consents to and agrees that the Manager shall be entitled to appoint subcontractors or agents who are not its Group Companies to carry out any portion of its duties hereunder; provided however that the Manager shall remain primarily liable for all such services.

4	COMPANY’S OBLIGATIONS

4.1	The Company shall at all times during the duration of this Agreement –

4.1.1	honor any contracts entered into by the Manager for the lease of The Containers to customers which are entered into in accordance with the provisions of this Agreement and allow customers to have quiet enjoyment of The Containers while properly in their possession, custody or control;

4.1.2	subject to the Manager complying with Clause 3.1.5, comply with all applicable laws and regulations relating to the markings and labeling of The Containers;

4.1.3	supply the Manager with The Containers in accordance with a delivery schedule as is agreed upon from time to time;

4.1.4	as requested by the Manager, be responsible for costs incurred for repositioning if any of The Containers are handed over to the Manager in unsuitable locations;

4.1.5	be responsible for all costs relating to insurance, storage, repair and maintenance (less all recoveries from the lessee, insurance or other parties), statutory testing and other depot-related costs and other Operational Costs and Expenses; and

4.1.6	other than any claims or losses to the extent caused by the Manager’s (i) gross negligence, (ii) willful misconduct, (iii) fraud or (iv) material breach of this agreement, indemnify the Manager and keep the Manager indemnified against all and any losses, costs, damages liabilities, penalties, expenses (including but not limited to all costs and expenses which the Manager may reasonably incur in defending any proceedings) which the Manager may incur arising out of or in connection with any claims by any third party against the Manager arising out of or in connection with the Manager being held out as the Company’s lease management agent or arising out of or in connection with a breach by the Company of its obligations under this Agreement.

4.2	If, at the expiry of ten (10) years from the delivery date or at any other time, the Manager (acting reasonably) is of the opinion that any of The Containers require refurbishment which refurbishment is necessary for the continued leasability of The Containers, upon presentation by the Manager of relevant documentation to support his opinion, and provided the Company does not wish to sell The Containers, then the Company shall be liable for the costs of such refurbishment; provided that if a major refurbishment is deemed to be necessary, the Company shall be entitled to declare The Container to be beyond economic repair. In such event and notwithstanding the provisions of Clause 16 hereto, the Company shall be entitled to sell or otherwise deal with The Container in such manner as it deems fit.

4.3	The Manager may, at its option, offset and deduct from amounts received or held by the Manager for the credit of the Company, any amount due from the Company to the Manager under this Agreement.

5	PARTICIPATION

All of The Containers shall be deemed to have been taken in management when the Manager has been notified by the manufacturer that The Container has been built and is available for pickup from the manufacturer. It is specifically recorded and agreed that any Container which has been taken in management as aforesaid shall subject to Clause 7 (Termination) thereafter remain in management irrespective whether or not the lease in respect thereof is cancelled or otherwise terminated, varied or modified in any respect for any reason.

6	DURATION

6.1	The Commencement Date of this Agreement in regard to each of The Containers shall be the date on which it is taken in management for the Company pursuant to Clause 5. This Agreement shall endure until the end of the fortieth (40th) quarter after the quarter in which The Container is taken in management as set out in Clause 5. This Agreement has been signed subject to the condition that, if The Container is then subject to a lease agreement which endures after such date, and provided that the Manager has complied with the proviso to Clause 3.1.7 this Agreement shall remain in full force and effect until the last day of the month in which such lease agreement terminates.

6.2	Notwithstanding the provisions of Clause 6.1, this Agreement shall, upon the expiry of the period mentioned in Clause 6.1, in regard to any of The Containers automatically be renewed for the same period as mentioned in Clause 6.1, provided that the Company has not given the Manager by registered mail and at least 6 (six) months before said expiry date or in accordance with Clause 7 hereof, a notice of its intentions to terminate duly stating the reason for such termination.

6.2	On termination of this Agreement for any reason whatsoever, the Manager shall return The Containers to a depot or depots nominated by the Manager and agreed to by the Company, which agreement/consent shall not be unreasonably withheld, at the Company’s cost.

7	TERMINATION

7.1	Notwithstanding Clause 6, this Agreement in regard to any of The Containers shall be terminated ninety (90) days after the Company gives the Manager notice of its intentions to terminate, which notice can only be given in the event that the Manager either -

7.1.1	fails to make any ninety (90) days payment to the Company in accordance with Clause 8 which failure has not been remedied within 30 (thirty) days after receiving notice from the Company specifying the reason for such notice and requiring the reason to be remedied; or

7.1.2	makes two or more payments in accordance with Clause 8, which payments, together with the immediately preceding two payments made fail to aggregate a cumulative annual return to the Company on the Container Cost that is in conformity with the average returns on Containers of comparable age and specifications in the same geographical markets achieved in the Container industry during that same period by professional managers of Containers acting reasonably. For the avoidance of doubt, “conformity with the average returns” in the forgoing sentence shall mean returns that are 20% or more below those calculated as the applicable industry average.

7.2	Notwithstanding Clause 7.1, if the date of the termination of this Agreement in regard to a Container occurs during the currency of a lease agreement in respect of that Container, then, provided that the Manager has complied with the proviso to Clause 3.1.7, this Agreement shall remain of full force and effect until the last day of the month in which such lease agreement terminates. Provided however that upon the Company’s notice to the Manager of a termination of this Agreement pursuant to either Clause 6 or 7 which has not been timely remedied, (if capable of remedy) without the Company’s prior consent, the Manager shall not be permitted to agree with the lessee to extend the term of any lease agreement for any of The Containers covered by such termination notice.

7.3	The termination of this Agreement in regard to any one of The Containers shall not relieve the Manager or the Company from their obligations in respect of any of the other of The Containers not subject to such termination.

8	RENTAL

8.1	In this Agreement –

8.1.1	“Gross Receipts of The Containers” means the aggregate invoiced amounts accrued during a month from the Business for all The Containers taken in management, less accounts receivable with respect to all The Containers which are found uncollectible and written off in the same month as recorded on the books of account of the Manager;

8.1.2	“Operating Costs and Expenses” means all operating costs and expenses accrued in connection with the Business for The Containers for that month, including, but not limited to, costs and expenses related to maintaining, repairing, inspecting, handling and storing The Containers, inspecting The Containers prior to taking them in management, transporting one or more of The Containers, legal fees incurred in enforcing lease obligations or defending third party claims arising out of the possession or operation of The Containers, insuring all The Containers in accordance with Clause 3.1.7.8, costs and expenses related to removing charges assessments and levies of any kind against any of The Containers, any taxes attributable to any of The Containers (other than taxes arising from the income of the Manager) and for payments made in the agreed currencies in relation therewith. Notwithstanding the foregoing provisions in this clause, the Operating Costs and Expenses of The Containers shall be deemed not to include those costs and expenses incurred by the Manager in connection with the leasing and administration of all The Containers, which costs and expenses are generally regarded to be part of the Manager’s overheads, including but not limited to, salaries, traveling and entertainment expenses for personnel employed by the Manager, rents, bookkeeping and accounting charges;

8.1.3	“Container Participation Days” means the number of days in a month that any of The Containers were managed by the Manager;

8.1.4	“Total Participation Days” means the sum of all Container Participation Days;

8.1.3	“Net Container Revenue” means Gross Receipts of The Containers less Operating Costs and Expenses less a management fee payable to the Manager equal to the percentage of the Gross Receipts of The Containers set forth in Schedule 8.1.3 in accordance with Clause 9 hereof.

8.2	The Manager shall pay to the Company as agreed between the Company and the Manager the Net Container Revenue for a month, in cash and in the currencies as specified for The Containers in accordance with Clause 1.2.2.5 hereto, in accordance with Clause 8.3. Any currency exchange costs and costs for bank transfers shall be borne by the Company.

8.3	The Manager shall pay to the Company the aggregate amount owing to the Company under this Clause 8 in respect of The Containers as well as the aggregate amount owing to the Company in accordance with Clause 6 or Clause 7, not later than two (2) months in arrears by the twentieth (20th) day of the following month (e.g. rental invoices at 31 January shall be payable to the Company on 20 April).

8.4	The Manager shall prepare and deliver to the Company a monthly statement of leasing and other activities in respect of each of the Containers undertaken in that month. Such statement shall contain full details of, inter alia, the Gross Receipts of The Containers, the Operating Costs and Expenses, the Net Container Revenue due to the Company, the Container Participation Days and the Total Participation Days, forms of such statement are attached hereto in Exhibit B. Such statements due to the Company, shall be delivered to the Company ultimately on the date mentioned in Clause 8.3 hereto.

9	FEES

9.1	In consideration for the services to be rendered respectively for the management of the Business by the Manager under this Agreement, the Company shall pay to the Manager a fee being the percentage set forth in Schedule 8.1.3 multiplied by the Gross Receipts of The Containers which amounts shall be payable monthly, two months in arrears by the twentieth (20th) day of the following month, by way of deduction thereof from the Gross Receipts of The Containers.

10	REVIEW OF CALCULATIONS; INSPECTION AND INFORMATION

10.1	The Manager shall on request by the Company, procure that KPMG or other independent public auditors and accountants of recognized standing in the Netherlands agreed upon between the Manager and the Company (the “Auditors”) shall review the calculations of the Gross Receipts of The Containers and the Operating Costs and Expenses for each month in the course of preparing the annual financial statements of the Manager and will confirm in a written report to the Company, that the calculations made by the Manager during the immediately preceding year were made in accordance with this Agreement.

10.2	The Manager shall bear and pay the costs of the review referred to in Clause 10.1.

10.3	The Company may request that the Auditors, at Company expense, visit the offices of the Manager for the purpose of inspecting its leases and inspecting its books, records, reports and other documents relating to The Containers for the purpose of verifying the accuracy of financial and operational information regarding The Containers provided to the Company by the Manager (such audit an “Operational Review”). Prior to starting their Operational Review, the Auditors shall draft and conclude a tri-party audit and non-disclosure agreement with the Parties, all parties thereto acting reasonably, specifying the scope and deliverables of the Operational Review, including confidentiality obligations binding on the Auditor not to reveal lessee names and other competitively sensitive information to the Company. Taking into account that the business activities of the Parties may be competing or may be potentially competitive, as well as all other relevant circumstances, the scope and deliverables of the Operational Review and the Auditors’ report based thereon, shall not encompass more than is necessary and customary to (i) verify the accuracy of financial and operational information provided to the Company by Manager, (ii) if necessary for the Company’s audit, assess operational controls of the Manager, and (iii) verify the existence of The Containers and confirm the lease obligations of The Container’s lessees. The Auditors may inspect leases, books, records, reports and other documents relating to the Containers within the agreed and specified scope of the Operational Review, but shall not be entitled to copy any leases (which are Confidential Information). During each such Operational Review, the Auditors conducting such inspection shall also be afforded supervised access to the Manager’s computer systems and data contained therein pertaining to The Containers. Any such Operational Review shall be conducted during normal business hours and shall not unreasonably disrupt the Manager’s business. The Company shall have the right to one (1) such Operational Review per calendar year, to be conducted at the sole expense of the Company. Any such Operational Review shall not relieve any Party of or constitute any waiver of any of the obligations of a Party hereunder.

10.4	During the duration of this Agreement, the Manager shall deliver or cause to be delivered to the Company, as soon as practicable and in any event within one hundred and twenty (120) days after the end of each fiscal year of the Manager, a copy of the annual audited financial statements of the Manager prepared on a consistent basis in conformity with GAAP or IFRS by the Manager’s independent accountant. All such financial statements are deemed to be the Confidential Information of the Manager.

11	MANUFACTURING FAULTS

11.1	In the event that the Manager becomes aware of any material latent or manufacturing defect, which may include but is not limited to any failures in design, specification, construction, materials and workmanship, either potential or revealed, in any of The Containers, the Manager shall promptly notify the Company in writing. The Manager shall not be liable for any manufacturing defects in any of The Containers, the related cost of repairs, refurbishments and/or modifications, loss of income or other consequential losses to the Company that are caused either directly or indirectly by such defects.

11.2	The Manager shall, with the cooperation of the Company, assist the Company in the initiation and prosecution of any claims against the manufacturers of The Containers as the Manager may deem advisable for breach of warranty, defects in condition, design, operation or fitness or any other non-conformity with the terms of the manufacture and/or purchase contract.

12	UTILIZATION

12.1	The Manager shall use the Containers according to the prevailing standards accepted in the Container industry (fair wear and tear included). The Company shall have the right, at the Company’s expense, to have the Containers inspected at any time, provided that such inspection does not interfere with the normal utilization of the Containers.

12.2	The Manager shall not be entitled to grant a lien or other encumbrance of any kind on The Containers (other than granting rights to lessees arising under third party leases). Without limiting the generality of the foregoing, the Manager agrees to remove or cause to be removed material men’s, mechanics’, workman’s, repairmen’s, or similar liens arising in the ordinary course on The Containers, the costs of such removal to be part of Operating Costs and Expense with the Manager obligated to seek recovery of such costs on behalf of the Company from lessees if such costs are material and properly allocable to the lessees.

13	INSURANCE, TOTAL LOSS OR DESTRUCTION

13.1	If the Manager, as a result of its own negligence, fails to take out or maintain the insurance referred to in Clause 3.1.7.8, then any loss or expense due to the failure to take out or maintain such insurance shall be the sole responsibility of the Manager and, notwithstanding any other provisions of the agreement such losses or expenses shall not be an Operating Cost and Expense for the purpose of Clause 8.1.2 but other than for claims arising from gross negligence, willful misconduct or fraud, the liability of the Manager shall be limited to 10 million US Dollars ($10 million).

13.2	In the case of total loss or destruction of any of The Containers, the Manager shall advise the Company within seven (7) days after the Manager receives notice of the loss or destruction of such container. The Company may replace such Container with a new Container of substantially similar type and size. The Manager shall pay the net proceeds received from the insurer or the customer to the Company on receipt thereof.

14	WARRANTY AND OWNERSHIP

14.1	All Containers shall remain the property of the Company or its designee at all times.

14.2	The Company warrants to the Manager that the Company –

14.2.1	or its subsidiaries is the sole beneficial owner of The Containers to be placed with the Manager and has delegated to the Manager the exclusive right to lease The Containers to customers; and

14.2.2	is entitled to authorize the Manager to lease such Container to customers free from encumbrances (provided that The Containers may be subject to liens and pledges related to the financing of The Containers by the Company, however such liens and pledges shall not hinder or impair the rights of third party lessees of The Containers); and

14.2.3

has received from the competent authorities, whenever applicable or necessary, any approval or consent required by law or otherwise in the broadest possible sense, for investment advice regarding, the investment in, management of investments in, and any and all similar or related activities regarding The Containers and the operation of the Containers by the Manager under the terms of this Agreement.

15	DEFAULT

15.1	Either Party (“Terminating Party”) may terminate this Agreement with immediate effect by giving notice to the other within three (3) months of becoming aware that any of the following events have occurred –

15.1.1	the other party (‘Breaching Party’) has committed a breach of any material provision of this Agreement and if such breach is capable of remedy, has failed to remedy the breach within thirty (30) days after receiving notice from the Terminating Party specifying the breach and requiring the breach to be remedied. A Breaching Party under this agreement has an obligation to promptly inform the non-breaching party regarding the nature and terms of any breach of a material provision of this Agreement, additionally, a Party to this Agreement has the affirmative duty to notify the other Party regarding any threatened or pending investigation of the Manager by any governmental authority or any pending or threatened court or administrative proceeding involving such Party or a material portion of The Containers;

15.1.2	a resolution has been passed authorizing the issue of a notice (or a notice has been issued) convening a meeting of shareholders to consider a resolution for, or a petition has been presented (and not set aside within seven (7) days of its presentation) for the winding-up of the other party or the other party goes into liquidation;

15.1.3	a resolution has been passed authorizing the presentation of a petition (or a petition has been presented for) the administration of the other party or the other party has become subject to an administration order;

15.1.4	a petition has been presented, or an application has been made for the appointment of or any of the following has been appointed in respect of the other party of any of its assets; a receiver, judicially appointed manager, administrative receiver, assignee, trustee (other than a trustee appointed by the Company pursuant to an indenture or other financing agreement that is not in material default), sequestrator, or similar person or official;

15.1.5	the other party has been dissolved;

15.1.6	the other party has convened a meeting for the purposes of, or has entered into an arrangement or composition with its creditors generally;

15.1.7	the other party has ceased or threatened to cease to carry on business;

15.1.8	the other party has become insolvent within the meaning of any applicable law;

15.1.9	the other party has become permanently unable to pay its debts as they fall due;

15.1.10	the other party has taken or suffered any similar action or procedure due to debt.

16	SALE OF TANK CONTAINERS

16.1	In the event that the Company wishes to sell any of The Containers or any of The Containers are deemed beyond economic repair or refurbishment, the Manager shall obtain competitive offers for the purchase of The Container, which shall be reported to the Company.

16.2	Upon the Company accepting a sale offer, the Manager shall have the option of acquiring The Container at the same agreed price less 10% (ten per centum).

16.3	If the Manager chooses not to purchase the Container, he shall receive a selling commission of 10% (ten per centum) of the sale price actually received by the Company.

16.4	The Company shall not be obliged to accept offers for the purchase as obtained by the Manager, and the Company may obtain independent offers to buy any of The Containers if it so wishes. In the event that such an unconditional and independent offer obtained by the Company in writing and presented to the Manager upon his request is higher than that obtained by the Manager, if any, Clause 16.2 shall not apply, but the Company shall be obligated to pay the Manager the commission noted in Clause 16.3, provided however that the commission payable to the Manage under Clause 16.2 shall be limited to 10% of the sale price quote obtained by the Manager.

17	CONFIDENTIALITY

17.1	For the purposes of this Agreement, “Confidential Information” means all information of a confidential nature disclosed (whether in writing, verbally or by any other means and whether directly or indirectly) by one party (the “Disclosing Party”) to any other party (the “Receiving Party”) whether before or after the date of this Agreement.

17.2	During the term of this Agreement and for one year after termination or expiration of this Agreement for any reason whatsoever the Receiving Party shall –

17.2.1	keep the Confidential Information confidential;

17.2.2	not disclose the Confidential Information to any other person other than with the prior written consent of the Disclosing Party or in accordance with Clauses 17.3 and 17.4; and

17.2.3	not use the Confidential Information for any purpose other than the performance of its obligations under this Agreement.

17.3	During the term of this Agreement the Receiving Party may disclose the Confidential Information to its employees and professional advisers (the “Recipient”) to the extent that it is reasonably necessary for the purposes of this Agreement or to the extent that this is reasonably necessary for the preparation, conclusion, performance or enforcement of this Agreement.

17.4	The Receiving Party shall procure that each Recipient is made aware of and complies with all the Receiving Party’s obligations of confidentiality under this Agreement as if the Recipient was a party to this Agreement.

17.5	The obligations contained in Clauses 17.1 to 17.3 shall not apply to any Confidential Information which –

17.5.1	is at the date of this Agreement or at any time after the date of this Agreement comes into the public domain other than through breach of this Agreement by the Receiving Party or any Recipient;

17.5.2	can be shown by the Receiving Party to the reasonable satisfaction of the Disclosing Party to have been known to the Receiving Party prior to it being disclosed by the Disclosing Party to the Receiving Party; or

17.5.3	subsequently comes lawfully into the possession of the Receiving Party from a third party

17.6	In addition to Clauses 17.1 through 17.5 hereof, the Non-Disclosure Agreement that has been concluded between the Parties on 12 December 2012 shall remain in full force and effect as per the provisions thereof.

18	COSTS

Except as otherwise expressly provided in this Agreement, each party shall pay its own costs and expenses of and incidental to the negotiation, preparation, execution and implementation by it of this Agreement and of all other documents referred to in it.

19	GENERAL

19.1	No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the Parties.

19.2	The failure to exercise or delay in exercising a right or remedy under this Agreement shall not constitute a waiver of the right to remedy or a waiver of any other rights or remedies and no single or partial exercise of any right or remedy under this Agreement shall prevent any further exercise of the right or remedy or the exercise of any right or remedy.

19.3	Each of the provisions contained in this Agreement shall be construed as independent of every other such provision so that if any provision of this Agreement shall be determined by any court or competent jurisdiction to be illegal, invalid, and/or unenforceable then such determination shall not affect any other provision of this Agreement all of which other provisions shall remain in full force and effect.

19.4	If any provision of this Agreement shall be determined to be illegal, invalid and/or unenforceable, but would be legal, valid and enforceable if amended, the Parties shall consult together in good faith and agree the scope and extent of any modification amendment necessary to render the provision legal, valid and enforceable and so as to give effect as far as possible to the intention of the parties as recorded in this Agreement. If this cannot be achieved, either through failure to reach agreement or because the effect of such a declaration is to defeat the original intention of the parties in material respect then either Party may terminate this Agreement by giving ninety (90) days written notice of termination to the other.

19.5	Except as expressly provided under this Agreement the rights and remedies contained in this Agreement are cumulative and are not exclusive of any other rights or remedies provided by law or otherwise.

20	ASSIGNMENT

No Party shall assign or transfer or purport to assign or transfer or sub-contract or purport to sub-contract any of its rights or obligations under this Agreement without the prior written consent of the other Party. Any change in control of the Manager such that 50% or more of the Manager’s shares or equity ownership as of the Signature Date are transferred shall constitute an assignment under this Agreement that requires the consent of the Company. Any such assignment by the Manager leading to a change of control without the consent of the Company shall not constitute a default under this Agreement but shall provide the Company with the right to notify the Manager that the Agreement shall be terminated two years after the effective date of the assignment and shall as from such termination date provide the Company with the right to remove The Containers from management under the Agreement as each one of The Containers is returned to the Manager following the expiration of its then current lease. Provided however that upon the Company’s notice to the Manager of a termination of this Agreement pursuant to this clause, without the Company’s prior consent, the Manager shall not be permitted to agree with the lessee to extend the term of any lease agreement for any of The Containers covered by such termination notice without prior written consent from the Company.

21	FORCE MAJEURE

21.1	If a Party (the “Affected Party”) is prevented, hindered or delayed from or in performing any of its obligations under this Agreement (other than an obligation to make payment) by a Force Majeure Event –

21.1.1	the Affected Party’s obligations under this Agreement shall be suspended while the Force Majeure Event continues to the extent that the Force Majeure Event prevents, hinders or delays the performance by the Affected Party of those obligations;

21.1.2	as soon as reasonably possible after the start of the Force Majeure Event (and in any event within ten (10) Business Days starting on the day the Force Majeure Event starts) the Affected Party shall notify the other party of the Force Majeure Event, the date on which the Force Majeure Event started, the effects of the Force Majeure Event on its ability to perform its obligations under this Agreement (to the extent then known to it) and the efforts being made and/or proposed by the Affected Party to remove or avoid such Force Majeure Event;

21.1.3	the Affected Party shall make all reasonable efforts to mitigate the effects of the Force Majeure Event on the performance of all of its obligations under this Agreement; and

21.1.4	as soon as reasonably possible after the end of the Force Majeure Event, the Affected Party shall notify the other party in writing that the Force Majeure Event has ended and resume performance of its obligations under this Agreement.

21.2	If the Affected Party does not comply with Clause 21.1.2 it shall forfeit its rights under Clause 21.1.1.

21.3	If the Force Majeure Event continues for more than hundred and twenty (120) days after the day on which the Force Majeure Event starts, either party may terminate this Agreement relating to The Containers concerned by the Force Majeure Event by giving not less than three (3) months written notice to the other party stating the reasons for such termination.

21.4	In this Agreement, “Force Majeure Event” means any event beyond the control of the Affected Party including (but not limited to) –

21.4.1	war (whether declared or not), civil war, riots, revolution, acts of sabotage and/or piracy;

21.4.2	natural disasters such as violent storms, earthquakes, tidal waves, floods, and/or lightning;

21.4.3	explosions, fires and/or destruction of plant, machinery and/or factories;

21.4.4	strikes and labour disputes of all kinds;

21.4.5	acts of authority, whether lawful or unlawful, except for –

21.4.5.1	acts for which the Affected Party has assumed the risk by virtue of other provisions of this Agreement; and

21.4.5.2	any lack of authorization, license or approval necessary for the performance of the contract which is to be issued by any public authority; and/or

21.4.6	any other causes whatsoever beyond the Affected Party’s control.

22	DOMICILIUM AND NOTICES

22.1	Any notice or other communication under or in connection with this Agreement shall be in writing and shall be delivered personally or sent by first class post pre-paid recorded delivery (and air mail if overseas) or by telefax, to the Party due to receive the notice as its registered or principal office set out in this Clause 22.

22.2	The parties choose domicilium citandi et executandi for all purposes of the giving of any notice, the payment of any sum, the serving of any process and for any other purpose arising from this Agreement, as follows –

22.2.1	The Manager;	Buiten Walevest 15
3311 AD Dordrecht
Netherlands

Telefacsimile: 003178 6142210

for the attention of its Managing Director

22.2.2	The Company;	Textainer Limited
16 Par-La-Ville Road, Hamilton Bermuda HM 08
	Telefacsimile:	441 295 4164
for the attention of its Secretary

	With a copy to:	Textainer Equipment Management (US) Limited
650 California Street
16th Floor
San Francisco, CA 94108

	Attention:	President and CEO

22.3	Either Party shall be entitled from time to time by written notice to the other, to vary its domicilium to any other address which is not a post office box or poste restante.

Any notice given and any payment made by either Party to the other which –

22.3.1	is delivered by hand during the normal business hours of the addressee at the addressee’s domicilium for the time being shall be rebuttably presumed to have been received by the addressee at the time of delivery;

22.3.2	is posted by prepaid registered post to the addressee at the addressee’s domicilium for the time being shall be rebuttably presumed to have been received by the addressee on the tenth (10th) day after the date of posting.

22.4	Any notice given by either party to the other which is sent by telefax or facsimile copier during the normal business hours of the addressee to the addressee’s domicilium for the time being shall be rebuttably presumed to have been received on the first business day after the date of successful transmission thereof.

23	ARBITRATION

23.1	Without prejudice to the right of each Party to seek injunctive relief (kort-geding) before the courts, all disputes arising in connection with this Agreement, shall be finally settled in accordance with the arbitration rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut), excluding Section 4A (Articles 42a-42o) of these NAI Arbitration Rules (the “NAI Rules”).

23.2	The arbitral tribunal shall be composed of three arbitrators.

23.3	The place of the arbitration will be Amsterdam, the Netherlands. The arbitral procedure will be conducted in the English language. The arbitrators will decide according to the rules of law.

24	GOOD FAITH

In exercising their rights and performing their duties and obligations under this Agreement, the parties shall at all times act honestly and in the utmost good faith.

25	GOVERNING LAW

This Agreement is governed by, and shall be construed in accordance with the laws of the Netherlands.

26	COUNTERPARTS

This Agreement shall be executed in two original counterparts but all the counterparts together shall constitute one and the same instrument.

As WITNESS whereof this Agreement has been signed and executed by the Parties hereto represented by their duly authorized representatives on the day and year first above written.

Signed by:

An officer of the Company, for and on behalf of the Company

TEXTAINER LIMITED

/s/ Christopher C. Morris
Signature
Name:
Title:	EVP

Signed by:

a Director of the Manager, for and on behalf of the Manager

/S/ Philip Van Roojin
Signature
Name:	Philip van Rooijen
Title:	Managing director Trifleet Leasing Management B.V.